Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(302) 295-4840

September 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Gregory Herbers

Re:	Marvell Technology, Inc.
Registration Statement on Form S-3 (File No. 333-259149)
Filed August 30, 2021

Hello:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Marvell Technology, Inc. hereby respectfully requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-259149) be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on September 20, 2021, or as soon thereafter as practicable.

Very truly yours,

Marvell Technology, Inc.

/s/ Mitchell Gaynor
Mitchell Gaynor Chief Administration and Legal Officer and Secretary

cc:	Stewart McDowell, Gibson, Dunn & Crutcher LLP